EXHIBIT 12
Regions Financial Corporation
Computation of Ratio of Earnings to Fixed Charges
(from continuing operations)
(Unaudited)

	2015	2014	2013	2012	2011
	(Dollars in millions)
Excluding Interest on Deposits
Income from continuing operations before income taxes	$1,530	$1,682	$1,665	$1,763	$244
Fixed charges excluding preferred stock dividends and accretion	217	261	304	373	425
Income for computation excluding interest on deposits	1,747	1,943	1,969	2,136	669
Interest expense excluding interest on deposits	159	204	249	319	370
One-third of rent expense	58	57	55	54	55
Preferred stock dividends and accretion	64	52	32	129	214
Fixed charges including preferred stock dividends and accretion	281	313	336	502	639
Ratio of earnings to fixed charges, excluding interest on deposits	6.21x	6.22x	5.86x	4.25x	1.05x
Including Interest on Deposits
Income from continuing operations before income taxes	$1,530	$1,682	$1,665	$1,763	$244
Fixed charges excluding preferred stock dividends and accretion	326	366	439	657	897
Income for computation including interest on deposits	1,856	2,048	2,104	2,420	1,141
Interest expense including interest on deposits	268	309	384	603	842
One-third of rent expense	58	57	55	54	55
Preferred stock dividends and accretion	64	52	32	129	214
Fixed charges including preferred stock dividends and accretion	390	418	471	786	1,111
Ratio of earnings to fixed charges, including interest on deposits	4.76x	4.90x	4.47x	3.08x	1.03x